UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Xiaodong Yang

Vimicro Tianjin Corporation

15/F Shining Tower

No. 35 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

With copies to:

Kevin K. Tung, Esq.

KEVIN KERVENG TUNG, P.C.

136-20 38TH AVENUE, SUITE 3D

FLUSHING, NY 11354

Facsimile: (718) 939-4468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Xiaodong (Dave) Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Tianjin Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Preamble

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons relating to the beneficial ownership of ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing four Ordinary Shares of the Issuer listed on the NASDAQ Global Market under the symbol “VIMC” (the “Issuer” or the “Company”) on September 21, 2015 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 has the same respective meanings provided to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D hereby amended and supplemented as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Issuer, with the Issuer surviving the Merger (as defined below) and becoming a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.02, and in incorporated herein by reference in its entirety.

It is anticipated that the total amount of funds necessary to complete the Merger and the related transactions is approximately $310 million (assuming no exercise of dissenter rights by shareholders of the Company), which is expected to be provided by Alpha Spring through a commitment to make loan to Parent in the aggregate principal amount of $310 million pursuant to a debt commitment letter by Alpha Spring.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D hereby amended and supplemented as follows:

On September 15, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Vimicro China (Parent) Limited, a Cayman Islands company (“Parent”) and Vimicro Acquisition Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Class A Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive $3.375 per Ordinary Share or US$13.50 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares (as defined in the Merger Agreement), and (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, (i) each of the Reporting Persons entered into a limited guarantee (the “Founder Limited Guarantee”) in favor of the Issuer, pursuant to which the Reporting Persons severally and jointly guarantee the due and punctual observance, performance and/or discharge of payment as and when due and subject to the conditions and limitations set forth therein and in the Merger Agreement, of Parent’s obligation to pay a termination fee to the Company under the Merger Agreement, subject to a cap of $6.7 million; and (ii) Nantong Zongyi and Alpha Spring (together with Nantong Zongyi, collectively, the “Sponsor Guarantors”) entered into a limited guarantee in favor of the Issuer, pursuant to which the Sponsor Guarantors guarantee the due and punctual observance, performance and/or discharge of payment as and when due and subject to the conditions and limitations set forth therein and in the Merger Agreement of (a) Parent’s obligation to pay a termination fee to the Company under the Merger Agreement and (b) Parent’s and Merger Sub’s funding of the merger consideration under the Merger Agreement, subject to a cap of US$310,000,000 (the “Sponsor Limited Guarantee”).

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a rollover agreement (the “Rollover Agreement”) with Parent and Merger Sub, pursuant to which, immediately prior to the closing of the Merger, each Rollover Share (as defined in the Rollover Agreement) shall be cancelled and each Rollover Shareholder (as defined in the Rollover Agreement) shall subscribe for the number of ordinary shares in Parent as set forth in the Rollover Agreement. Pursuant to the Rollover Agreement, immediately prior to the closing of the Merger, Parent shall become wholly-owned by the Rollover Shareholders.

Concurrently with the execution of the Merger Agreement, each of the Rollover Shareholders entered into voting agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”) with Parent and Merger Sub, pursuant to which the Rollover Shareholders agreed, among other things, that each of them will vote the shares held by them in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated thereunder, including the Merger.

Concurrently with the execution of the Merger Agreement, Alpha Spring entered into a commitment letter (the “Commitment Letter”) with Parent and Merger Sub, pursuant to which Alpha Spring undertook to make a loan to Parent in the aggregate principal amount of $310 million.

On November 3, 2015, the Company, Parent and Merger Sub entered into an Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment to the Merger Agreement”), pursuant to which, among other things, 4,453,192 ordinary shares and 15,000 ADSs beneficially owned by Mr. Zhonghan (John) Deng, and 1,391,851 ordinary shares and 100,000 ADSs beneficially owned by Mr. Zhaowei (Kevin) Jin are excluded from the Rollover Shares (as defined in the Amendment to the Merger Agreement) to be rolled over to the Parent.

Concurrently with the execution of the Amendment to the Merger Agreement, Parent, Merger Sub and the Rollover Shareholders entered into an Amendment No. 1 to the Rollover Agreement (the “Amendment to the Rollover Agreement”) in order to change the number of Shares and ADSs to be rolled over as part of the Merger.

On December 15, 2015, at 10:00 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On December 18, 2015, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of December 18, 2015, pursuant to which the merger became effective on December 18, 2015. As a result of the merger, the Company became wholly owned by Parent.

At the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any options to purchase Shares outstanding under the Company’s 2004 Share Option Plan or 2005 Share Incentive Plan (including any amendment and modification thereto, collectively, the “Company Share Plans”), (c) Shares (including the Shares represented by ADSs) beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by any of Mr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation and Alpha Spring Limited, but excluding (i) 2,356,434 Shares and 108,325 ADSs beneficially owned by Mr. Xiaodong (Dave) Yang, (ii) 4,453,192 Shares and 15,000 ADSs beneficially owned by Mr. Zhonghan (John) Deng, and (iii) 1,391,851 Shares and 100,000 ADSs beneficially owned by Mr. Zhaowei (Kevin) Jin and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), were cancelled in exchange for the right to receive $3.375 in cash without interest, and for the avoidance of doubt, because each ADS represents four Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) represents the right to surrender the ADS in exchange for $13.50 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of October 24, 2005, by and among the Company, J.P. Morgan Chase Bank, N.A., and the holders and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares, of which there were none, were cancelled for no consideration.

At the effective time of the merger, each outstanding option award (each a “Company Option”) issued by the Company pursuant to the Company Share Plans that has not vested was assumed by Parent and became an option to purchase a number of ordinary shares of Parent equal to the number of Shares subject to such Company Option. In addition, at the effective time of the merger, each outstanding Company Option issued by the Company pursuant to the Company Share Plans that has vested, except for any vested Company Options held by the Rollover Shareholders, which were cancelled pursuant to the merger agreement, was converted into the right to receive an amount in cash, equal to the excess of (i) $3.375 over (ii) the exercise price of each Company Option, multiplied by the number of Shares underlying such Company Option.

Upon the consummation of the merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on December 18, 2015 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act, as amended.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) As of the date of this Amendment No. 1, the Reporting Persons own 0 ordinary share, representing 0% of the outstanding shares of the Issuer.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Description of the Merger Agreement, the Founder Limited Guarantee, the Sponsor Limited Guarantee, the Commitment Letter, the Rollover Agreement, the Voting Agreements, the Amendment No. 1 to the Merger Agreement, the Amendment No. 1 to the Rollover Agreement which are attached hereto as Exhibit 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11 and 7.12 and incorporated by reference as if set forth in its entirety herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01: Joint Filing Agreement between the Reporting Persons dated September 14, 2015 (incorporated herein by reference to Exhibit 7.01 to the Schedule 13D filed by Mr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation with Securities and Exchange Commission on September 21, 2015).

Exhibit 7.02: Agreement and Plan of Merger dated September 15, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 15, 2015).

Exhibit 7.03: Founder Limited Guarantee dated September 15, 2015 (incorporated herein by reference to Exhibit 7.04 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015).

Exhibit 7.04: Sponsor Limited Guarantee dated September 15, 2015 (incorporated herein by reference to Exhibit 7.05 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015).

Exhibit 7.05: Commitment Letter dated September 15, 2015 (incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015).

Exhibit 7.06: Rollover Agreement dated September 15, 2015 (incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015).

Exhibit 7.07:Voting Agreement by and among, Alpha Spring Limited, Nantong Zongyi Investment Co., Ltd., Shengda Zan, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated September 15, 2015 (incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015) ..

Exhibit 7.08:Voting Agreement by and among, Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated September 15, 2015 (incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015).

Exhibit 7.09:Voting Agreement by and among, Zhonghan (John) Deng, Vimicro Beijing Corporation, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated September 15, 2015 (incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015) .

Exhibit 7.10:Voting Agreement by and among, Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated September 15, 2015 (incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/Amendment No. 2 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 25, 2015).

Exhibit 7.11: Amendment No. 1 to the Agreement and Plan of Merger, dated November 3, 2015 (incorporated herein by reference to Exhibit 7.12 to the Schedule 13D/Amendment No. 3 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on November 13, 2015).

Exhibit 7.12: Amendment No. 1 to the Rollover Agreement, dated November 3, 2015(incorporated herein by reference to Exhibit 7.13 to the Schedule 13D/Amendment No. 3 filed by Mr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on November 13, 2015).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

Xiaodong Yang	/Xiaodong Yang/
Xiaodong Yang

Vimicro Tianjin Corporation	By:	/Xiaodong Yang/
	Name:	Xiaodong Yang
	Title:	Director